Balaton Power Inc.
Suite 206, 20257 54th Avenue
Langley, British Columbia V3A 3W2

Phone: 604.533-5075	Fax: 604.533-5065

BALATON GRANTS OPTIONS

Vancouver, B.C., Canada, August 9, 2010 – Balaton Power Inc. (“Balaton”) (OTC BB: Symbol BPWRF) is pleased to announce that Balaton has granted its directors a total of 1,100,000 options at an exercise price of US$0.05. The options expire on August 6, 2015. The directors of Balaton are: Michael Rosa, Paul Preston and Nicole Bouthillier.

The securities will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold within the United States or to, or for the account or benefit of, “U.S. persons”, as such term in defined in Regulation S promulgated under the U.S. Securities Act, except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

This news release shall not constitute an offer to sell or an offer to buy the securities in any jurisdiction.

BALATON POWER INC.

“Michael Rosa”

Michael Rosa
President